FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 21, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 21, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer completes Fugro airborne magentic and electrical survey on its Chisna Copper-Gold project in Alaska which produced results consistent with the presence of a large porphyry system in the central part of the Chisna claim block.

Item 5.	Full Description of Material Change

The Issuer completes its Fugro Airborne magnetic and electrical survey on its Chisna Copper-Gold project in Alaska.  The survey data has produced results consistent with the presence of a large porphyry system in the central part of the Chisna claim block.  This feature is coincident with a strong copper-gold-silver anomaly developed from the Issuer’s 2006 exploration work (See NR06-13).

In addition, the survey has highlighted the full extent of a mafic intrusive body three kilometres to the north which has generated strong nickel stream silt anomalies as well as being the postulated source of the platinum mineralization that has been mined from placer deposits draining the feature.  Based on the results of the survey, the Issuer has staked an additional 48 square kilometres in the Chisna project area.

The survey covered an area of 120 square kilometres on 200 metre line spacing.  The data has revealed a strong circular magnetic anomaly (referred to as the “5950 target”) located between the Issuer’s POW and Hill 5950 prospects (see Figure 1).  This feature coincides with a number of rock chip samples which assayed greater than 0.25% copper.  Geological mapping by the State of Alaska in 1966 identified a diorite outcrop within the core of the 5950 target.  The surrounding rocks are andesites and dacites which show broad areas of pyritic alteration at both POW and Hill 5950.  The Issuer interprets the 5950 target as a potential porphyry system with the circular magnetic high representing alteration around the margin of the main intrusive body.  The Issuer’s 2007 Chisna field program will focus on expanding and better defining the existing zones of copper-gold-silver mineralization as well as characterizing the mineral system in detail.

The survey has also given much clearer definition to the large Miller Gulch intrusive complex which lies immediately to the north of 5950 target.  Mafic and ultramafic apophyses of this complex outcrop in the area and historical studies by the US Bureau of Mines suggests that this complex is the source of platinum mineralization found in the gold placers which drain the target area.  In addition, new Issuer stream silt data from the Miller Gulch target area are highly anomalous in nickel indicating potential for a sulphide nickel deposit.

Project Background

The copper-gold-silver mineralization on the Chisna project is hosted in the late Paleozoic volcanic rocks which may have been intruded by Cretaceous magmas analogous to those that formed the Pebble deposit 600 kilometres to the southwest.  This package of volcanic rocks hosts the world class copper and copper-gold deposits at Kennecott and Orange Hill southeast of the Chisna property.  The Chisna area has produced approximately 180,000 ounces of gold from placer deposits in streams which drain the target area and has only seen a limited amount of historical hard rock exploration.  The results from the Issuer’s 2006 regional stream sediment, soil and rock chip sampling, summarized in Table 1, suggested the presence of a large probably intrusion related mineral system.

Table : Summary of 2006 Rock Samples greater than 700ppm Copper.
(see Figure 1 for locations)

N=17	Copper (%)	Silver (g/t)	Gold (g/t)	Lead (ppm)	Zinc (ppm)	Molybdenum (ppm)	Bismuth (ppm)
Max	3.65	81.6	12.20	1410	1845	20.0	293
Min	0.07	0.3	<0.005	1	13	0.2	0.1
Average	0.83	12.6	1.52	170	412	5.1	41

Figure : Aeromagnetic map of 5950 and Miller Gulch target areas.

Green triangles indicate the locations of rock samples with >700ppm copper collected in 2006 (see Table 1)
Green circles represent soil samples with >250ppm Copper.  The topographic contour interval is 20 metres.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Chisna was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

July 5, 2007